# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Gouverneur Bancorp, Inc., CIK 0001978811
CUSIP: 38358M109
Title of class of securities: Common Stock, par value $0.01
Address of issuer's principal executive offices: 42 Church Street, Gouverneur,, New York (NY), 13642
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002003514

## Reporting persons
- Exploration Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 110,500; sole dispositive power 0; shared dispositive power 110,500; aggregate amount beneficially owned 110,500 (9.996% of the class)
- Stephen L. Gustin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 110,500; sole dispositive power 0; shared dispositive power 110,500; aggregate amount beneficially owned 110,500 (9.996% of the class)

## Item 1. Issuer
Name of issuer: Gouverneur Bancorp, Inc.
Address of issuer's principal executive offices: 42 Church Street Gouverneur, NY 13642

## Item 2. Person Filing
Name of person filing:
Exploration Capital, LLC
Stephen L. Gustin
Address of principal business office or, if none, residence:
650 South Main Street
Salt Lake City, UT 84101
Citizenship:
Exploration Capital, LLC - Delaware
Stephen L. Gustin - United States

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Exploration Capital, LLC: /s/ Stephen L. Gustin, Stephen L. Gustin/Managing Partner (04/04/2025)
- Stephen L. Gustin: /s/ Stephen L. Gustin, Stephen L. Gustin (04/04/2025)